Exhibit 21.1

Subsidiaries of Hancock Holding Company

Name	Jurisdiction
Whitney Bank	Mississippi
Hancock Investment Services, Inc.	Mississippi
Whitney Equipment Finance, LLC	Louisiana
Whitney Equipment Finance and Leasing, LLC	Louisiana
Harrison Finance Company	Mississippi
Harrison Loan Company	Mississippi
Whitney New Markets Fund, LLC	Louisiana
Hancock Insurance Agency	Mississippi